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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2012

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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Press Release

ACQUISITION OF WIND FARMS

(TO BE IMPLEMENTED)

BY CPFL RENOVÁVEIS

São Paulo, January 13, 2012 – CPFL Energia S.A. (“CPFL Energia”) informs that CPFL Energias Renováveis S.A. (“CPFL Renováveis”) have released, on the date hereof, the following Press Release:

CPFL Energias Renováveis S.A. (“Companhia”) hereby announces to the market that on January 12, 2012 it signed a Stock Purchase and Sale Agreement with COBRA INSTALACIONES Y SERVICIOS S.A. (“Stock Purchase and Sale Agreement”), whose purpose is the acquisition by the Company of the entire number of shares of companies ATLÂNTICA I PARQUE EÓLICO S.A., ATLÂNTICA II PARQUE EÓLICO S.A., ATLÂNTICA IV PARQUE EÓLICO S.A. and ATLÂNTICA V PARQUE EÓLICO S.A. (“Companies”). The Companies own authorizations, for 35 years, to generate electric power from wind sources in the independent production regimen, through the installation of their respective wind farms. The projects are the subject of Ministry of Mines and Energy official announcements no. 134, of February 25, 2011, no. 148, of March 03, 2011, no. 147, of March 03, 2011, and no. 168, of March 21, 2011.

The Stock Purchase and Sale Agreement is subject to approval by the National Electric Energy Agency (ANEEL) and other conditions inherent to this type of business arrangement. Once the conditions are implemented, the Company will own all of the shares that have been issued by the Companies.

The four wind farms, located in the municipality of Palmares do Sul, State of Rio Grande do Sul, together have an installed capacity of 120 MW (being 30 MW each one) and physical guarantee of 52.7 average MW, and had all their certified power sold in the Renewable Source Auction held on August 26, 2010, at the price of R$ 135.00/MWh in the base date of April 2010 (R$ 143.79/MWh in the base date of April 2011).

Acquisition of Wind Farms by CPFL Renováveis | January 13, 2012

CHARACTERISTICS

Atlântica Wind Complex (4 farms)
Site	Palmares do Sul/RS
Installed Capacity (MW)	120.0
Physical Guarantee (average MW)	52.7
LFA (Aug/10)
PPA (20 years)	R$ 135.00/MWh (base: Apr/10)
R$ 143.79/MWh (base: Apr/11)

Investor Relations at CPFL Energia
     Phone: 55 19 3756-6083
Fax: 55 19 3756-6089
E-mail: ri@cpfl.com.br
website:

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: January 13, 2012

CPFL ENERGIA S.A.

By:	/S/ LORIVAL NOGUEIRA LUZ JUNIOR
Name: Title:	Lorival Nogueira Luz Junior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.